UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2017

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number: 001-09305

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

STIFEL FINANCIAL PROFIT SHARING 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

STIFEL FINANCIAL CORP.

One Financial Plaza

501 N. Broadway

St. Louis, Missouri 63102-2188

Stifel Financial Profit Sharing 401(k) Plan

Financial Statements and Supplemental Schedules

Years ended December 31, 2017 and 2016

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Investment Committee, Plan Administrator,

   and Plan Participants

Stifel Financial Profit Sharing 401(k) Plan

St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Stifel Financial Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Stifel Financial Profit Sharing 401(k) Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan’s auditor since 2005.

St. Louis, Missouri

June 22, 2018

Stifel Financial Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	December 31,
	2017	2016
Cash	$—	$57
Investments, at fair value	934,015,264	746,653,182
Investments, at contract value	171,750,784	155,338,125
Receivables:
Notes receivable from participants	11,661,590	11,044,911
Employer contributions	5,729,490	5,675,354

Total receivables	17,391,080	16,720,265

Net assets available for benefits	$1,123,157,128	$918,711,629

See accompanying Notes to Financial Statements.

Stifel Financial Profit Sharing 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2017 and 2016

	Year Ended December 31,
	2017	2016
Additions
Interest and dividends	$20,840,157	$13,197,834
Net appreciation/(depreciation) in fair value of investments	134,472,305	53,218,847

Net investment income	155,312,462	66,416,681

Interest income from participant loans	497,133	516,238
Contributions:
Participants	70,348,609	66,736,026
Rollovers	15,583,234	18,584,200
Employer	5,729,490	5,675,354

Total contributions	91,661,333	90,995,580
Total additions	247,470,928	157,928,499
Deductions
Benefits paid to participants	72,453,945	57,581,675
Administrative expenses	330,908	212,230

Total deductions	72,784,853	57,793,905
Net increase	174,686,075	100,134,594
Transferred from acquired company plans	29,759,424	41,586,811
Net assets available for benefits at beginning of year	918,711,629	776,990,224

Net assets available for benefits at end of year	$1,123,157,128	$918,711,629

See accompanying Notes to Financial Statements.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2017 and 2016

NOTE 1 – Description of the Plan

The following description of the Stifel Financial Profit Sharing 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Stifel Financial Corp. (the “Company”) for the benefit of its employees who meet the eligibility provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Stifel Investment Committee, whose members are appointed by the Company’s Board of Directors. Prudential Retirement Insurance and Annuity Company (“Prudential” or the “Trustee”) is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.

Stifel Trust Company, National Association, a subsidiary of the Company, and Great-West Financial Retirement Plan Services, LLC d/b/a Empower Retirement serve as trustees and custodians for the Plan with respect to certain assets from plan rollovers of acquired companies that could not be transferred to Prudential.

On January 3, 2017, the Company completed the acquisition of City Financial Corporation and its wholly owned subsidiary, City Securities Corporation.

Contributions

Each year, participants may contribute up to 100% of their eligible compensation as defined by the Plan document, up to an annual maximum of $18,000 for 2017 and 2016. The Plan includes an automatic deferral feature. Accordingly, the Company will automatically withhold a portion of an eligible participant’s compensation. The amount to be automatically withheld will be equal to 6% of an eligible participant’s compensation, and that amount will increase by 1% each plan year until the amount withheld reaches 10% of an eligible participant’s annual compensation.

In addition, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions through payroll deductions up to an annual maximum of $6,000 in 2017 and 2016. Participant contributions are contributed to the Plan as an elective deferral. There are two types of elective deferrals: pre-tax deferrals and Roth deferrals. For the years ended December 31, 2017 and 2016, the Company’s Board of Directors elected to match 50% of the first $2,000 contributed by each participant. The Company’s contribution to the participant’s individual account is credited at the end of the year. This is reflected in the employer contribution receivable in the statements of net assets available for benefits as of December 31, 2017 and 2016. The Company has the right, under the Plan, to discontinue or modify its matching contributions at any time.

In addition, each year the Company may make a discretionary contribution based on profitability. Discretionary contributions are allocated to the participants employed on the last day of the Plan year on the basis of participants’ compensation. There were no discretionary contributions in 2017 or 2016.

During 2017, the assets of the City Financial Corp. 401k and Profit Sharing Plan were merged into the Plan. The transfer included $29,747,714 of assets, which are included in Transferred from acquired company plans in the statement of changes in net assets available for benefits. During 2017, assets of $11,710 from the Sterne Agee 401(k) Plan were merged into the Plan and are included in Transferred from acquired company plans in the statement of changes in net assets available for benefits.

During 2016, the assets of the Sterne Agee 401(k) Plan were merged into the Plan. The transfer included $41,586,811 of assets, which are included in Transferred from acquired company plans in the statement of changes in net assets available for benefits.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2017 and 2016

Participant Investment Account Options

Participants direct the investment of their contributions and the Company’s matching contributions into various investment account options offered by the Plan. The Plan currently offers investments in common stock of the Company, various pooled separate accounts, mutual funds, a guaranteed account, and a self-directed brokerage accounts. Each participant has the option of directing their contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s and the Company’s contributions and allocations of plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. All amounts in participant accounts are participant directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Vesting in the Company’s contributions plus earnings thereon is based on years of service. A participant is fully vested after three years of service. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Under provisions of the Plan, forfeited balances of terminated participants’ nonvested accounts may be used at the Company’s discretion to reduce its matching contribution obligations and then, to the extent any forfeitures remain, reallocated to participants’ accounts.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the vested value of their account, net of any outstanding loan balance. Upon death, a participant’s account is paid in a lump sum to the designated beneficiary.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Generally, loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the Stifel Investment Committee. Principal and interest is paid ratably through payroll deductions.

Participant loans are classified as notes receivable from participants in the statements of net assets available for benefits and are measured at their unpaid principal balance plus any accrued but unpaid interest.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right, under provisions of the Plan, to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Certain amounts from prior year have been reclassified to conform to the current year’s presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States may require management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2017 and 2016

Valuation of Investments and Income Recognition

The Plan’s investments are generally stated at their fair values with the exception of the Guaranteed Income Fund (a separately-managed account fund investment) and the Key Guaranteed Portfolio Fund (a group annuity contract), which are stated at their contract value in the statements of net assets available for benefits at December 31, 2017 and 2016. The mutual funds, common stock and self-directed brokerage accounts are stated at fair value based upon quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Income Tax Status

The Plan operates under a standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust sponsored by Prudential. This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt as of the financial statement date.

The Plan has not obtained or requested a determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Risks and Uncertainties

The Plan provides for various investment options in common stock, pooled separate accounts, registered investment companies (mutual funds), and self-directed brokerage accounts. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2017 and 2016

NOTE 3 – Fair Value Measurements

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. “the exit price”) in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with FASB Topic 820, “Fair Value Measurement and Disclosures,” which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Observable inputs based on quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Valuation Techniques

The following is a description of the valuation techniques used to measure fair value on a recurring basis.

The Plan’s valuation methodology used to measure the fair values of the mutual funds, Stifel Financial Corp. common stock and certain self-directed brokerage accounts were derived from quoted market prices. These investments are reported as Level 1.

Certain self-directed brokerage accounts include equity securities with unobservable inputs. These investments are reported as Level 3.

Pooled Separate Accounts

Fair value represents the net asset value (“NAV”) of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the Trustee, acting as the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2017 and 2016

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2017 and 2016:

	December 31, 2017
	Total	Level 1	Level 2	Level 3
Mutual funds	$371,592,079	$371,592,079	$—	$—
Stifel Financial Corp. common stock	81,726,933	81,726,933	—	—
Self-directed brokerage accounts	76,802,257	76,741,771	—	60,486

	530,121,269	530,060,783	—	60,486

Pooled separate accounts measured at NAV	403,893,995

	$934,015,264

	December 31, 2016
	Total	Level 1	Level 2	Level 3
Mutual funds	$295,214,497	$295,214,497	$—	$—
Stifel Financial Corp. common stock	76,370,677	76,370,677	—	—
Self-directed brokerage accounts	55,697,973	55,637,487	—	60,486

	427,283,147	427,222,661	—	60,486

Pooled separate accounts measured at NAV	319,370,035

	$746,653,182

There were no changes in fair value of the Plan’s Level 3 financial instruments during the year ended December 31, 2017. The following table summarizes the changes in fair value carrying values of the Plan’s Level 3 financial instruments during the year ended December 31, 2016:

Balance at December 31, 2015	$—
Transfer from acquired company plans	98,164
Sales	(37,678)

Balance at December 31, 2016	$60,486

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2017 and 2016

NOTE 4 – Contract with Insurance Company

In 2017 and 2016, the Plan invested in the Guaranteed Income Fund (“GIF”) offered by Prudential. Guarantees are based on the claims paying ability of Prudential and not the value of the securities within the insurer’s general account. The credit rating of the issuer at December 31, 2017 was A1 as reported by Moody’s Investors Service. Deposits made to the GIF are deposited in Prudential’s general account. Payment obligations under the GIF represent an insurance claim supported by all the general assets. The GIF does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Expenses related to the GIF are calculated by Prudential and incorporated in the GIF crediting rate. Past interest rates are not indicative of future interest rates.

GIF Operation

Under the group annuity contract that supports this product, participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account balance at Contract Value within reasonable time frames. Contract Value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The contract is effected directly between the Plan and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. There are no reserves against Contract Value for credit risk of the contract issuer or otherwise. Given these provisions, the Plan considers this contact to be benefit responsive.

Contract Value

The concept of a value other than Contract Value does not apply to this insurance company issued account backed evergreen (no maturity date) group annuity spread product even upon discontinuance of the contract in which case Contract Value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. The contract’s operation is different than many other evergreen group annuity products in the market by virtue of the fact that a market value (fair value) adjustment does not apply upon a discontinuance. This annuity contract, and therefore the liability of the insurer, is not backed by specific securities of its general account, and therefore the market value of the securities in the insurer’s general account does not represent the fair value. The Plan owns a promise to receive interest at crediting rates which are announced in advance and guaranteed for a specific period of time as outlined in the group annuity contract. This product is not a traditional Guaranteed Investment Contract, and therefore there are no known cash flows that could be discounted. As a result, the value amount shown materially approximates the Contract Value. As of December 31, 2017 and 2016, the Plan held $170,382,399 and $155,338,125, respectively.

Interest Crediting Rates

Interest is credited on contract balances using a single portfolio rate approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. The average interest earned by the Plan was 1.85% for the years ended December 31, 2017 and 2016, respectively. No adjustment is required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants. The same crediting interest rate is applied to the entire contract value and is reviewed on a semi-annual basis for resetting. The factors considered in establishing the crediting interest rate include current economic and market conditions, the general interest rate environment and both actual and expected experience of a reference portfolio within the general account. The guaranteed minimum interest rate is 1.50%.

Events

Only an event causing liquidity constraints at Prudential could limit the ability of the Plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than Contact Value paid either within 90 days or over time.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2017 and 2016

NOTE 5 – Group Annuity Contract

The Plan has a group annuity contract with Great-West Life & Annuity Insurance Company that invests contributions in the Key Guaranteed Portfolio Fund. The group annuity contract was part of the assets merged into the Plan from the City Financial Corp. 401k and Profit Sharing Plan in 2017. The Key Guaranteed Portfolio Fund is a general account product. The methodology for calculating the interest crediting rate is based on the earnings of the underlying assets in the entire medium-long term new portfolio compared to the minimum interest crediting rate, as stated in the contract, and prevailing market conditions. The interest crediting rate is reset quarterly. The average interest earned by the Plan was 1.10% for the year ended December 31, 2017. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. As of December 31, 2017 and 2016, the Plan held $1,368,385 and $0, respectively.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

NOTE 6 – Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and a person who owns 50% or more of such an employer or relatives of such persons.

As noted in Note 1, Prudential Retirement Insurance and Annuity Company is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each participant.

Active participants can purchase the common stock of the Parent from their existing account balances. At December 31, 2017 and 2016, participants held 1,372,178 and 1,528,942 shares, respectively.

The Plan invests in certain funds of the Trustee. The Plan paid $330,908 and $212,230 of administrative and record keeping fees to the Trustee during 2017 and 2016, respectively. The Company provides certain administrative services at no cost to the Plan and pays certain accounting and auditing fees related to the Plan.

NOTE 7 – Subsequent Events

We evaluate subsequent events that have occurred after the net assets available for benefits date but before the financial statements are issued. Based on the evaluation, we did not identify any recognized subsequent events that would have required adjustment to the Plan’s financial statements. However, we identified the following as a non-recognized subsequent event:

Effective January 2, 2018, the self-directed brokerage accounts were closed to new transfers in. Assets currently invested in the self-directed brokerage accounts can remain invested in these accounts.

Supplemental Schedule

Stifel Financial Profit Sharing 401(k) Plan

EIN: 43-1273600 PN 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2017

(a) Identity of Issue, Borrower, Lessor, or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Current Value (e)
Pooled separate accounts:
* American Century Fund / Large Cap Growth	2,722,130 units	$52,058,890
* Artisan Partners Fund / International Growth	709,085 units	17,482,492
* Artisan Partners Fund / Mid Cap Growth	1,075,437 units	38,538,328
* GSAM Fund / High Grade Bond	1,518,744 units	36,979,428
* LSV Asset Management Fund / International Value	758,403 units	12,290,928
* PIMCO Fund / International Bond Plus Fund	1,071,626 units	13,005,429
* Prudential Day One IncomeFlex Target Balanced Fund	1,639,738 units	31,148,166
* Silvercrest Asset Management Fund / Small Cap Value	818,754 units	43,085,447
* TimesSquare Fund / Small Cap Growth	824,764 units	62,157,588
* Wellington Large Cap Value Fund	2,359,230 units	67,786,785
* Wellington Mid Cap Value Fund	591,779 units	29,360,514

* Prudential Guaranteed Income Fund	3,244,314 units	170,382,399

* Stifel Financial Corp. common stock	1,372,178 shares	81,726,933

Mutual funds:
American Funds Bond Fund of America - R6	1,000,293 shares	12,893,776
American Funds Europacific Growth - R6	1,502,026 shares	84,323,751
American Investment Company of America - R6	1,598,064 shares	64,529,806
Fidelity Contrafund	373,366 shares	45,726,107
American Funds Growth Fund of America - R6	1,129,605 shares	55,983,233
Oppenheimer Developing Markets I	556,816 shares	23,904,111
Prudential Real Assets Z	1,783,927 shares	17,321,929
Vanguard Institutional Index I	274,827 shares	66,909,366
Key Guaranteed Portfolio Fund		1,368,385
Self-directed brokerage accounts		76,802,257

		1,105,766,048
* Participant loans	Interest at 3.75-7.25%, maturing through 2027	11,661,590

		$1,117,427,638

*	Represents a party-in-interest to the Plan

Column (d), cost, has been omitted, as all investments are participant directed.

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Stifel Financial Profit Sharing Plan 401(k) Investment Committee has duly caused this annual report to be signed on their behalf by the undersigned, hereunto duly authorized.

STIFEL FINANCIAL PROFIT SHARING 401(k) PLAN

By:	/s/ James M. Zemlyak
James M. Zemlyak President and Chief Financial Officer / Investment Committee

Date: June 22, 2018